 As filed with the U.S. Securities and Exchange Commission on August 7, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

SANOFI-AVENTIS
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

France
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Gregory Irace
President and Chief Executive Officer
Sanofi - Aventis U.S.
55 Corporate Drive
Bridgewater, New Jersey 08807
Telephone: (908) 981-6000
 (Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.	Linda A. Hesse
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Jones Day 120, rue du Faubourg Saint-Honoré 75008 Paris France +33 1 56 59 39 39
It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one ordinary share of Sanofi-Aventis	500,000,000 American Depositary Shares	$0.05	$25,000,000	$767.50
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18
(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21
3. Fees and Charges	Articles 7 and 8

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)       Statement that Sanofi-Aventis is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of                     , 2007 among Sanofi-Aventis, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on
August 7, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sanofi-Aventis certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Paris, France on August 7, 2007.

SANOFI-AVENTIS

By:	/s/ Gérard Le Fur
Name:	Gérard Le Fur
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Gérard Le Fur and Jean-Claude Leroy, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Gérard Le Fur	Chief Executive Officer and Director	August 7, 2007
Gérard Le Fur	(Principal Executive Officer)

/s/ Jean-Claude Leroy	Executive Vice President, Finance and Legal	August7, 2007
Jean-Claude Leroy	(Principal Financial Officer)

/s/ Jean-Luc Renard	Vice President, Corporate Accounting	August 7, 2007
Jean-Luc Renard	(Principal Accounting Officer)

/s/ Jean-François Dehecq	Chairman of the Board of Directors	August 7, 2007
Jean-François Dehecq

/s/ René Barbier de la Serre	Director	August 7, 2007
René Barbier de la Serre

/s/ Jean-Marc Bruel	Director	August 7, 2007
Jean-Marc Bruel

/s/ Robert Castaigne	Director	August 7, 2007
Robert Castaigne

/s/ Thierry Desmarest	Director	August 7, 2007
Thierry Desmarest

/s/ Jürgen Dormann	Director	August 7, 2007
Jürgen Dormann

/s/ Lord Douro	Director	August 7, 2007
Lord Douro

/s/ Jean-René Fourtou	Director	August 7, 2007
Jean-René Fourtou

/s/ Serge Kampf	Director	August 7, 2007
Serge Kampf

/s/ Igor Landau	Director	August 7, 2007
Igor Landau

/s/ Hubert Markl	Director	August 7, 2007
Hubert Markl

/s/ Christian Mulliez	Director	August 7, 2007
Christian Mulliez

/s/ Lindsay Owen-Jones	Director	August 7, 2007
Lindsay Owen-Jones

/s/ Klaus Pohle	Director	August 7, 2007
Klaus Pohle

/s/ Gérard Van Kemmel	Director	August 7, 2007
Gérard Van Kemmel

/s/ Bruno Weymuller	Director	August 7, 2007
Bruno Weymuller

/s/ Gregory Irace	Authorized Representative in the	August 7, 2007
Gregory Irace	United States

INDEX TO EXHIBITS

Exhibit Number

(a)
Form of Amended and Restated Deposit Agreement (including the Form of American Depositary Receipt), among Sanofi-Aventis, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.